UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanation of Filing

Effective December 31, 2009, John Hancock Variable Life Insurance Company (“Variable Company”) and John Hancock Life Insurance Company (“Life Company”) merged with and into John Hancock Life Insurance Company U.S.A. (“JHUSA”) and John Hancock Financial Services, Inc. (‘JHF”) merged with and into The Manufacturers Investment Corporation (“MIC”). Each of JHUSA and MIC is, and each of Variable Company, Life Company and JHF was, a wholly-owned subsidiary of Manulife Financial Corporation (the “Company”). In connection with the mergers, JHUSA assumed Variable Company’s rights and obligations with respect to market value adjustment features (“MVAs”) under deferred annuity contracts issued by Variable Company and Life Company’s rights and obligations with respect to SignatureNotes issued by Life Company. Prior to the mergers, the Company had fully and unconditionally guaranteed the MVAs and SignatureNotes assumed by JHUSA in the merger and such guarantee continues to apply to these securities. The Company is filing this Report on Form 6-K in order to amend note 22 of the audited comparative consolidated financial statements of the years ended December 31, 2008 and 2007 to reflect the results of the mergers.

The Company’s 2008 consolidated financial statements, filed with this Form 6-K as Exhibit 99.1, are incorporated by reference in the registration statement filed with the Securities and Exchange Commission by the Company on Form F-3 (Registration Statement No. 333-159176), by the Company and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-164149 and 333-164149-01, 333-161748 and 333-161748-01, 333-159101 and 333-159101-01, respectively) and by the Company and John Hancock Life Insurance Company of New York on Form F-3 (Registration Nos. 333-159100 and 333-159100-01, respectively). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	2008 Consolidated Financial Statements

99.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/S/ ANGELA K. SHAFFER
	Name:	Angela K. Shaffer
	Title:	Vice President and Corporate Secretary
Date: March 29, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2008 Consolidated Financial Statements

99.2	Consent of Independent Registered Public Accounting Firm